UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **January 10, 2002**

Transmation, Inc.

(Exact name of registrant as specified in charter)

Ohio	**0-3905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Vantage Point Drive, Rochester, New York   **14624**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(716) 352-7777**

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 2. Acquisition or Disposition of Assets.

On December 26, 2001, the Registrant sold all of the outstanding shares of capital stock of Altek Industries Corp., a New York corporation ("Altek"). The acquisition was made pursuant to a Stock Purchase Agreement, dated December 26, 2001 (the "Purchase Agreement") among the Registrant, Altek, and Fluke Electronics Corp. ("Fluke").

The consideration for the sale was negotiated at arms length and consisted of a cash payment of $10,500,000, cash reimbursement of certain transition-related expenses and the payment of employee wages and severance. The Registrant also entered into a five-year distributor agreement with Fluke which obligates the Registrant to purchase minimum levels of Altek Products during the next five years.

The cash portion of the purchase price is subject to a post-closing adjustment based on the balance sheet as of the closing date of the sale. The transition-related and employee-related expenses are not subject to adjustment. Altek's manufacturing facility produces a line of calibration instruments under the Altek and Transmation brand names. The Registrant does not intend to continue such use.

In connection with the sale of Altek, the Registrant entered into a Sixth Amendment to its Credit and Loan Agreement, originally dated August 7, 1998, among the Registrant, KeyBank National Association and certain other parties (the "Credit Agreement"). In connection with the Credit Agreement, the Lenders released their security interest in Altek and a significant portion of the cash proceeds were delivered to pay down a portion of the Registrant's indebtedness to the Lenders. As a result of the sale, the effect of which was to reduce the Registrant's accounts receivable and inventory, the revolving line of credit availability under the Credit Agreement was reduced in a manner consistent with the borrowing formula.

The foregoing information contained in this Form 8-K with respect to the sale, is qualified in its entirety by reference to the complete text of the Purchase Agreement, copies of which are filed herewith.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a)   Financial Statements of Business Acquired.

      Not applicable.

(b)   Pro Forma Financial Information.

The pro forma financial statements of the Registrant are included herein as Exhibit 99(b).

The Pro Forma (unaudited) Consolidated Statements of Income for the fiscal year ended March 31, 2001 and the twenty six weeks ended September 30, 2001, set forth as a part of Exhibit 99(b) of this report, present Transmation Inc.'s ("Transmation" or the "Company") results of operations for such periods as if the Company had disposed of Transmation Product Group ("TPG") as of the beginning of such periods.

The Pro Forma (unaudited) Consolidated Balance Sheet as of September 30, 2001, set forth as a part of Exhibit 99(b) of this report, presents the financial position of the Corporation as if it had disposed of TPG as of that date. Such balance sheet combines the Company's unaudited Consolidated Balance Sheet as of September 30, 2001, with appropriate adjustments to reflect the sale transaction identified above and the use of the proceeds in reduce the Company's outstanding debt..

The unaudited pro forma consolidated condensed financial statements do not purport to represent what the Transmation's results of operations or financial position would have been had the disposition of Transmation Product Group occurred on the dates specified, or to project the Company's results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. Actual amounts could differ from those set forth below. These statements should be read in conjunction with the accompanying notes herein and the historical consolidated financial statements and related notes of the Corporation included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and Quarterly Report on Form 10-Q for the six months ended September 30, 2001.

(c)   Exhibits.

  See Index to Exhibits.

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSMATION, INC

Dated: January 10, 2002

By: /s/ Robert G. Klimasewski

Robert G. Klimasewski
President and Chief Executive Officer

INDEX TO EXHIBITS

(1) **Underwriting agreement**

Not Applicable.

(2) **Plan of acquisition, reorganization, arrangement, liquidation or succession**

(a) Stock Purchase Agreement, dated December 26, 2001, by and among the Registrant, Altek Industries Corp. and Fluke Electronics Corp., together with a brief identification of the contents of all omitted Exhibits and Schedules, is included herein as Exhibit 2(a). Upon written request, the Registrant will provide to security holders copies of any of the omitted referenced exhibits and schedules.

(4) **Instruments defining the rights of if security holders, including indentures**

(a) Sixth Amendment to Credit and Loan Agreement, dated as of December 26, 2001, by and among the Registrant, KeyBank National Association and certain other parties is included herein as Exhibit 4(a).

(16) **Letter re change in certifying accountant**

Not applicable.

(17) **Letter re director resignation**

Not applicable.

(20) **Other documents or statements to security holders**

Not applicable.

(23) **Consents of experts and counsel**

Not Applicable.

(24) **Power of attorney**

Not applicable.

(27) **Financial data schedule**

Not Applicable.

(99)   **Additional Exhibits**

(a)   Distributor Agreement, dated December 26, 2001, by and between the Registrant and Fluke Electronics Corp. is included herein as Exhibit 99(a).

(b)   Unaudited pro forma financial statements of the Registrant are included herein as Exhibit 99(b).